February 9, 2026

TSX-V: MKO; OTCQX: MAKOF

Mako Mining Announces Intention to Restructure the Mt. Hamilton Acquisition Consideration and Postponement of Special Meeting of Shareholders to New Meeting Date of March 3, 2026

Mako Mining Corp. ("Mako" or the "Company") (TSXV: MKO; OTCQX: MAKOF) announces that it has postponed the Company's special meeting of shareholders (the "Special Meeting") that was originally scheduled for Tuesday, February 10, 2026.

The Company and Sailfish Royalty Corp. ("Sailfish") are working to finalize a restructuring of the consideration payable for the proposed acquisition (the "Acquisition") of the Mt. Hamilton Gold-Silver Project (the "Mt. Hamilton Project") located in White Pine County, Nevada, USA, which quantum will remain US$40 million. The restructuring of the consideration payable is being undertaken to preserve maximum flexibility for the Company to develop the Mt. Hamilton Gold-Silver Project as currently anticipated, as well as derisking the impact of encumbrances over potential future development scenarios at the Mt. Hamilton Project more broadly. The restructured consideration will be reflected in amended and restated transaction agreements, as well as a supplement to the management information circular dated December 23, 2025 together with an updated proxy/voting information form. Once finalized, the amended and restated transaction agreements, together with the revised supplemental proxy materials, will be made available under the Company's SEDAR+ profile at www.sedarplus.ca. Closing of the Acquisition will not be subject to any additional closing conditions, and remains subject to the approval of the Company's shareholders at the Special Meeting, the approval of Sailfish's shareholders and the approval of the TSX Venture Exchange.

Akiba Leisman, CEO of Mako, states "this past week, the Trump administration in the United States announced the establishment of Project Vault and the 2026 Critical Minerals Ministerial, which Mako views as a significant change to mining industrial policy in the USA. As previously disclosed in the Company's press release on September 30, 2025, the Mt. Hamilton Project hosts a tungsten target located below, and independent of, the gold and silver resource. Tungsten's role as a U.S.-designated critical mineral potentially positions Mt. Hamilton as a strategic asset in supporting domestic supply chain security. When the original Mt. Hamilton transaction was announced, it could have potentially included a 2% Net Smelter Return royalty on all minerals, inclusive of tungsten. Management has concluded that to preserve maximum flexibility on how we plan on advancing the fully permitted Mt. Hamilton Project, we intend to restructure the Mt. Hamilton consideration in an economically equivalent way, which will only be repaid through deliveries of gold ounces coming from Mako's other projects. Details of this proposed restructuring will be made available imminently, with shareholders given ample time to review the new terms for the meeting now scheduled for March 3, 2026. In the meantime, the Company has engaged a political advisor, and discussions have commenced with United States Government officials and other critical metals companies on how to potentially advance the Mt. Hamilton Project as quickly as possible. We will update the market on how these discussions progress in due course."

Details of the Postponed Special Meeting

To allow Mako shareholders reasonable time to consider and vote on the proposed Acquisition once the amended transaction agreements are finalized and a supplement to the current management information circular for the Special Meeting is filed on SEDAR+ and mailed to shareholders, Mako is postponing the Special Meeting to March 3, 2026 at 10:00 AM (Toronto time).

The record date for determining Mako shareholders eligible to vote at the Special Meeting remains January 2, 2026. The deadline for Mako shareholders to return their completed proxies or voting instruction forms has been extended to 10:00 AM on February 27, 2026 (Toronto time).

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company. The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally and offers district-scale exploration potential. Mako also owns the Moss Mine in Arizona, an open pit gold mine in northwestern Arizona. Mako also holds a 100% interest in the PEA-stage Eagle Mountain Project in Guyana, South America. Eagle Mountain is the subject of engineering, environmental and mine permitting activity.

For further information about Mako, please contact Akiba Leisman, Chief Executive Officer, at (917) 558-5289 or aleisman@makominingcorp.com, or visit our website at www.makominingcorp.com and our profile on SEDAR+ at www.sedarplus.ca.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws. Statements in this news release, other than statements of historical facts, are forward looking statements. Forward-looking information may be identified by the use of forward-looking terminology such as "plans", "targets", "expects", "is expected", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "believes", or variations of such terminology which states that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". Forward-looking information in this news release includes, without limitation, Mako's intention to hold the Special Meeting at 10:00 am on March 3, 2026, finalize amended agreement reflecting a restricting of the consideration payable under the proposed Acquisition, the timing for filing a supplement to the Company's management information circular dated December 23, 2025; the conditions to closing the proposed Acquisition, including receipt of approval by Mako shareholders and the approval of the TSXV to complete of the Acquisition.  Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These risks include the Company not holding the Mako Meeting on the timeline contemplated herein; the Company or Sailfish not obtaining the requisite shareholder and regulatory approval required to complete the proposed Acquisition in a timely manner or at all, and Mako remaining responsible for the interim period costs, expenses and liabilities in connection with the Mt. Hamilton Project prior to obtaining all required approvals and closing the proposed Acquisition; changes in market conditions and the execution of Mako's business strategies; as well as those risk factors discussed or referred to in the Company's disclosure documents filed with the securities regulatory authorities in Canada on SEDAR+ at www.sedarplus.ca. Although Mako has attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors that could cause actual results or future events to differ materially from those expressed. Accordingly, readers should not place undue reliance on forward-looking information. Mako disclaims any obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws.